Silver Standard Resources Inc.
999 West Hastings St., Suite 1400
Vancouver, British Columbia, Canada
V6C 2W2

December 13, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining

Silver Standard Resources Inc.
Form 20-F for Fiscal Year Ended December 31, 2011
Filed March 30, 2012
(File No. 001-35455)
Dear Ms. Jenkins:

Silver Standard Resources Inc. is writing this letter in response to your letter dated December 12, 2012 regarding the review of Silver Standard Resources Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011.

Silver Standard Resources Inc. respectfully requests an extended period of time to respond to the Staff’s comment letter due to the upcoming holidays and the coordination of the preparation and review of the response to your questions by the Company and its advisers. Silver Standard Resources Inc. intends to file its written response no later than January 18, 2013.  Please contact me at (604) 637-6820 or Edwin S. Maynard at (212) 373-3024 with any questions or comments.

Sincerely,

/s/ Keenan Hohol

Keenan Hohol, Esq.
Vice President, Legal and General Counsel
Silver Standard Resources Inc.

cc:	James Guigliano, U.S. Securities and Exchange Commission
Edwin S. Maynard, Esq., Paul, Weiss, Rifkind, Wharton & Garrison LLP